Mutual Funds 2010
Forbes Honor Roll
William P. Barrett, 02.08.10, 12:00 AM ET

In the 37 years that FORBES has been producing its Honor Roll of outstanding performers, we've rarely seen change like this year. Only one of the ten funds on last year's list survives on this year's. The others suffered when the evaluation period start was moved forward four years, eliminating favorable results, or because they flunked one or more of our screening criteria.

The sole returnee is the smallish (net assets: $208 million) no-load Bruce Fund. It is run by the Chicago father-and-son team of Robert and Jeffrey Bruce and moves adroitly between stocks and bonds. On our list for the sixth straight year, Bruce had an average annual total return of 13.4%, versus an anemic 1.6% for the S&P 500 between June 30, 1998 and Dec. 31, 2009. A hypothetical investment of $10,000 would have grown to $33,923 during that period, after payment of taxes and fees.

At its heart the Honor Roll is about capital preservation in bad markets and meritorious aftertax performance over several market cycles. Going back to June 30, 1998, we assign letter grades to a fund's performance in up markets (a C or better is needed) and down markets (a B or better qualifies). Letter grades are distributed on a curve in a formula that scales back outlier performance in any individual up- or down-market segment. The system, that is, works against funds with erratic performance (even if the long-term gain is good), as well as against funds with sales loads, stiff management costs or tax inefficiencies. We also require that a fund's manager (or managers, on average) have at least six years in the saddle. No sector or closed funds allowed.

Tops this year by our reckoning: CGM Focus Fund, which has been run for a dozen years by the manic G. Kenneth Heebner. Despite turning over his portfolio five times last year--and running up big tax and trading commission bills in the process--his no-load fund returned an average of 15.1% a year. Ten grand put into CGM in 1998 would have grown into $45,577 after taxes. Next was the high-load, high-cost BlackRock International Opportunities-a (14.3%, $39,236), followed by the very low cost Vanguard Emerging Stock Markets Index-Investor (12.9%, $36,413).

(Chart Below)

Honor Roll

Performance		Fund 800 phone	Maximum Cumulative Loss1	Lead Manager	Average Annual Total Return2	Hypothetical Investment Results3	Maximum Sales Charge	Annual Expenses Per $100	Yearly Portfolio Turnover4
Up	Down
A+	A+	CGM Focus Fund 345-4048	-64.6%	G Kenneth Heebner	15.1%	$45,577	no load	$0.97	504%
A+	A	BlackRock Intl Opportunities-A 441-7762	-57.8	multiple managers	14.3	39,236	5.25%	1.68	143
C	B	Vanguard Emerging Stock Mkts Idx-Inv 662-7447	-62.7	multiple managers	12.9	36,413	0.75	0.32	20
C	A	Lazard Emerging Mkts Equity-Open 823-6300	-57.2	multiple managers	12.4	34,563	no load	1.53a	43
A	A	Oakmark International Small Cap-I 625-6275	-61.4	David Herro	13.5	34,278	no load	1.41	50
A	A+	Bruce Fund 872-7823	-40.3	Robert Bruce	13.4	33,923	no load	0.93	16
A	A	Rydex/SGI Mid Cap Value-A 820-0888	-43.1	Jim Schier	12.6	33,143	5.75	1.37	68
A	B	Royce Heritage Fund-Svc 221-4268	-51.4	multiple managers	11.6	30,962	no load	1.52	128
A	A	Wasatch Micro Cap Fund 551-1700	-60.8	Daniel Chace	12.3	29,996	no load	2.24	46
A	B	FMI Focus Fund 811-5311	-46.7	multiple managers	11.3	29,798	no load	1.40	58

a: Net of absorption by fund sponsor. 1: Greatest loss sustained during any unbroken string of monthly losses since 6/30/98.
2: Performance through 12/31/09 before deducting loads and taxes. Start date for domestic funds is 6/30/98, for emerging market funds 3/31/00 and for foreign stock funds 7/31/98.
3: Hypothetical value on 12/31/09 of $10,000 invested 6/30/98, after load and taxes. Assumptions: Capital gains and income distributions are taxed at the highest marginal rate in effect at the time. Loads applied at 12/31/09 rate.
4: Lesser of security sales or purchases divided by average net assets.

Sources: Forbes; Lipper; Morningstar; CCH. Reprinted by Permission of Forbes Media LLC 2010 – Reprints contact 212.620.2399

FMI Focus Fund Disclosure Footnote

The average annual total returns of the FMI Focus Fund for 1 year, 5 year, 10 year, and inception (12/16/96) periods (annualized) ended June 30, 2010 were: 29.27%, 4.09%, 3.49% and 15.15%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.  Performance data quoted represents past performance; past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.  Performance data current to the most recent month-end may be obtained by visiting www.fmifunds.com or by calling 1-800-811-5311.  The FMI Focus Fund’s annual operating expense ratio is 1.33%.

For more information about the FMI Focus Fund, call (800) 811-5311 for a free prospectus.  Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money.  The prospectus contains this and more information about the FMI Focus Fund.  Please read the prospectus carefully before investing.